AB

09041057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC
Mail Processing
Section
MAY 13 2009
Washington, DC
122

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Belle Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Kirby Drive, 909
(No. and Street)

Houston, TX 77019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Iris McWilliams (713) 621-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bentley, Bratcher & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

515 West Greens Road, Suite 710 Houston, TX 77067
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MM

OATH OR AFFIRMATION

I, Iris McWilliams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Belle Investment Co., Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLENDA L. WILKINSON
MY COMMISSION EXPIRES
September 10, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1)
As of December 31, 2008 the company had no liabilities subordinated to the claims of creditors and there were no changes in subordinated liabilities durin the reporting period of January 1, 2008 to December 31, 2008.

CONTENTS

BENTLEY, BRATCHER & ASSOCIATES, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder of
Blue Belle Investment Co., Inc.

We have audited the accompanying statement of financial condition of Blue Belle Investment Co., Inc. (a Texas S corporation) as of December 31, 2008 and 2007, and the related statements of income (loss), changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Belle Investment Co., Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented or purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bentley, Bratcher & Associates, P.C.

BENTLEY, BRATCHER & ASSOCIATES, P.C.

Houston, Texas
February 24, 2009

• 515 West Greens Road, Suite 710 • Houston, Texas 77067-4525 • 281/875-8181 • Fax 281/875-9002 • www.bentleyassoc.com •

BLUE BELLE INVESTMENT CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash in banks	$ 4,372	$ 25,332
Accounts receivable	1,508	2,458
Investments	63,872	123,890
Prepaid expenses and other assets	1,678	1,865
Total Current Assets	$ 71,430	$ 153,545
PROPERTY AND EQUIPMENT, at cost		
Office furniture and equipment	$ 12,188	$ 11,511
Less: Accumulated depreciation	(10,430)	(9,797)
Total Property and Equipment	$ 1,758	$ 1,714
TOTAL ASSETS	$ 73,188	$ 155,259

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts payable	$ 1,338	$ 1,935
TOTAL LIABILITIES	$ 1,338	$ 1,935
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$ 10,000	$ 10,000
Additional paid-in capital	57,994	57,994
Retained earnings	3,856	85,330
Total Stockholder's Equity	$ 71,850	$ 153,324
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 73,188	$ 155,259

See the Accompanying Independent Auditors' Report and Notes to Financial Statements

BLUE BELLE INVESTMENT CO., INC.
STATEMENT OF INCOME (LOSS)
Years Ended December 31, 2008 and 2007

	2008	2007
INCOME		
Commission and fees	$ 22,534	$ 64,260
Net dealer investment gains (lLosses)	(60,437)	42,983
Other income	463	152
Total Income	$ (37,440)	$ 107,395
EXPENSES		
Accounting services	$ 23,520	$ 21,479
Office rentals	7,111	7,779
Legal and professional	5,216	3,945
Regulatory fees and assessments	695	750
Telephone	2,889	2,278
Office supplies, postage and other	2,902	2,034
Consulting	1,000	-
Depreciation	633	921
Taxes	68	17
Total Expenses	$ 44,034	$ 39,203
Net Income (Loss) Before Provision for Income Taxes	$ (81,474)	$ 68,192
Provision for Income Taxes	-	-
NET INCOME (LOSS)	$ (81,474)	$ 68,192

See the Accompanying Independent Auditors' Report and Notes to Financial Statements

BLUE BELLE INVESTMENT CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid in	Retained Earnings	Total
Balances at January 1, 2007	$ 10,000	$ 54,994	$ 17,138	$ 82,132
Capital contributions for the Yyear ended December 31, 2007		3,000		3,000
Net income (loss) for the year ended December 31, 2007			68,192	68,192
Balances at December 31, 2007	$ 10,000	$ 57,994	$ 85,330	$ 153,324
Capital contributions for the year ended December 31, 2008				-
Net income (loss) for the year ended December 31, 2008			(81,474)	(81,474)
Balances at December 31, 2008	$ 10,000	$ 57,994	$ 3,856	$ 71,850

See the Accompanying Independent Auditors' Report and Notes to Financial Statements

BLUE BELLE INVESTMENT CO., INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (81,474)	$ 68,192
Adjustments to Reconcile Net Income to		
Net Cash Used in Operating Activities:		
Depreciation	633	921
Unrealized loss (gain) on investments	60,018	(53,073)
(Increase) Decrease in:		
Accounts receivable	950	(182)
Prepaid expenses and other assets	187	(522)
Accounts payable and accruals	(597)	332
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (20,283)	$ 15,668
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and office equipment	$ (677)	$ (552)
NET CASH USED BY INVESTING ACTIVITIES	$ (677)	$ (552)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	$ -	$ 3,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ -	$ 3,000
NET INCREASE (DECREASE) IN CASH	$ (20,960)	$ 18,116
CASH AT BEGINNING OF YEAR	25,332	7,216
CASH AT END OF YEAR	$ 4,372	$ 25,332

See the Accompanying Independent Auditors' Report and Notes to Financial Statements

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Blue Belle Investment Co., Inc. was incorporated under the laws of the State of Texas on May 12, 1986 and commenced operations as a broker/dealer effective with its charter date.

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under SEC Rule 15b3-3k(1) , which provides that the Company is limited to the purchase, sale and redemption of redeemable shares of registered investment companies and certain other transactions and the Company must promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to its customers.

The Company derives substantially all of its income from commissions under SEC Rule 12b-1 from a mutual fund on investments a shareholder has made in that particular mutual fund.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the date of the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Organization costs were fully amortized on December 31, 1993.

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements under paragraph(a) (2) (vi) of Rule 15c3-1 of the Securities and Exchange Act of 1934, requiring the maintenance of minimum net capital of $5,000. At December 31,2008, the Company had net capital, as defined, of $50,653, which was $45,653 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.64% to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3. - FAIR VALUE OF FINANCIAL INVESTMENTS

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash in banks - The carrying amount approximates fair value because of the short maturity of those investments.

Investments - Fair value of investments are estimated based upon quoted market prices at the balance sheet date.

Note 4. - FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. These assets are depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2008 and 2007, the Company recorded depreciation in the amounts of $633 and $921, respectively.

Note 5. - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, there was no shareholder contributed capital to the corporation. At December 31, 2008 and 2007, there were no amounts due to or from the shareholder.

Note 6. - FEDERAL INCOME TAXES

The Company, with the consent of its shareholder, has elected to have its income taxed under Section 1372 (S Corporation) of the Internal Revenue Code. Under such provisions, the Company does not pay federal corporate income taxes, but rather the shareholder of the Company is liable for individual income taxes on the taxable income of the Company

Note 7. - LEASE OBLIGATION PAYABLE

The Company conducts operations at 2001 Kirby, Houston, TX 77019. under a non-cancelable lease agreement, commencing December 1, 2008, and expiring November 30, 2013. Office rent under the lease obligation, for the year ended December 31, 2008, was $7,111.

Note 7. - **LEASE OBLIGATION PAYABLE (Continued)**

The following is a schedule of future minimum lease payments required under the lease:

Year Ending December 31	Amount
2009	$ 24,815
2010	24,815
2011	24,815
2012	24,815
2013	22,747
Thereafter	-0-
	$122,007

SUPPLEMENTAL INFORMATION

Schedule I
BLUE BELLE INVESTMENT CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act
As of December 31, 2008

Total assets		$ 73,188
Less: Total liabilities (exclusive of subordinated debt)		1,338
Net worth		$ 71,850
Deductions from and/or charges to net worth:		
Total non-allowable assets	$ 4,944	
Other deductions or charges	-	
Total deductions from net worth		(4,944)
Net capital before haircuts on securities positions		$ 66,906
Haircuts on securities:		
NASDAQ and CIB securities	$ 9,581	
Undue concentrations-500shs market value @15%	6,672	
Total haircuts of securities		16,253
Net capital		$ 50,653
Minimum net capital requirements		$ 5,000
Excess net capital		$ 45,653
Aggregate indebtedness		$ 1,338
Ratio of aggregate indebtedness to net capital		2.64% to 1
Ratio of subordinated indebtedness to debt/equity total		0.00%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II FOCUS report	$ 50,661
Allowable assets erroneously reported as non-allowable	
Deposits	-
Accrued interest receivable	-
Difference due to offsetting various asset accounts against related liabilities	-
Net audit adjustments	-
Other items, net	(8)
Net capital per above	$ 50,653

See the Accompanying Independent Auditors' Report and Notes to Financial Statements

Schedule II

BLUE BELLE INVESTMENT CO., INC.
Supplementary Information
Form X-17a-5
Part III

Part (h) Computation for Determination of Reserve Requirement pursuant to SEC Rule 15c3-3.

The Company is not subject to Reserve Requirements pursuant to Rule 15c3-3 because the Company operates under the exemptive provisions and paragraph K(2)(i) of SEC Rule 15c3-3.

Part (i) Information relating to the Possession or Control Requirements under Rule 15c3-3.

The Company is not subject to the Possession and Control Requirements under Rule 15c3-3. The Company does not possess nor control any customer funds or securities that would require disclosure under said rule. The Company operates under the exemptive provisions of paragraph K(2)(i) of Rule 15c3-3.

Part (j) A reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of Reserve Requirements under Exhibit A of Rule 15c3-3.

There were no material differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding net capital amount prepared by Blue Belle Investment Co., Inc. and included in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2008.

The computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been omitted because the firm is exempt under paragraph K(2) (i)of SEC Rule 15c3-3.

Part (k) Reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

There were no material differences between the audited and unaudited financial statements at year end. The Company does not consolidate its accounts.

See the Accompanying Independent Auditor's Report and Notes to Financial Statement

BENTLEY, BRATCHER & ASSOCIATES, P.C.

Certified Public Accountants

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

February 24, 2009

Board of Directors
Blue Belle Investment Co., Inc.
Houston, Texas

We have examined the financial statements of Blue Belle Investment Co., Inc. for the year ended December 31, 2008, and have issued my report thereon dated February 24, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practice and procedures) followed by Blue Belle Investment Co., Inc. that we considered relevant to the objectives stated in rule17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of rule 15c3- 3, we determined that the Company was in compliance with the conditions of the exemption and that no facts came to my attention that such conditions had not been complied with during the period.

We also made a study for the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Blue Belle Investment Co., Inc. taken as a whole, however, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and various state regulatory agencies governing broker/dealer registration activities, and should not be used for any other purpose.

Bentley, Bratcher & Associates, P.C.

BENTLEY, BRATCHER & ASSOCIATES, P.C.
Houston, Texas

February 24, 2009

BLUE BELLE INVESTMENT CO., INC

AUDITED FINANCIAL STATEMENTS

December 31, 2008 and 2007